UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number         001-32749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan

920 Winter Street

Waltham, MA 02451-1457

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG & Co. KGaA

Else-Kröner Straße 1

61352 Bad Homburg, v.d. H. Germany

FRESENIUS MEDICAL CARE

NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2022 and 2021

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fresenius Medical Care North America 401(k) Savings Plan (the "Plan") is subject to the Employer Retirement Income Security Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedule are filed as a part of this Annual Report on Form 11-K:

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022	4

Notes to Financial Statements	5-21

SUPPLEMENTAL SCHEDULE*:

Schedule of Assets (Held at End of Year) as of December 31, 2022	22

SIGNATURES:

Signatures	23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit Index	24

Exhibit 23.1 - Consent of WithumSmith+Brown, PC	25

*- Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee,

Fresenius Medical Care North America 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500 Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as the Plan’s auditor since 1999.

East Brunswick, New Jersey

June 29, 2023

PCAOB ID Number 100

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 AND 2021

ASSETS:	2022	2021
Investments, at fair value	$2,338,299,565	$2,940,081,520
Stable value investment at contract value	999,535,870	915,326,548
Contributions receivable - employer	80,521,719	71,804,148
Contributions receivable - participant	8,459,517	-
Notes receivable from participants	121,066,351	111,741,464
Total assets	3,547,883,022	4,038,953,680

LIABILITIES:
Payable for securities purchased	129,821	430,479
Accrued administrative expenses	568,861	603,854
Total liabilities	698,682	1,034,333

NET ASSETS AVAILABLE FOR BENEFITS	$3,547,184,340	$4,037,919,347

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2022

ADDITIONS:

Participant contributions -
Salary deferrals	$268,618,605
Rollovers	36,937,554
Employer contributions -
Matching	80,122,089
Defined contribution	446,306
Interest income on notes receivable from participants	6,033,404
Dividend and interest income	40,715,473
Net depreciation in value of investments	(528,187,806)

Total additions, net	(95,314,375)

DEDUCTIONS:

Benefits paid to participants	396,315,555
Administrative expenses	4,155,035

Total deductions	400,470,590

NET DEDUCTIONS BEFORE TRANSFERS	(495,784,965)

TRANSFER IN FROM OTHER PLAN	5,049,958

NET DEDUCTIONS	(490,735,007)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	4,037,919,347

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,547,184,340

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

Organization - Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (“NMC” and, together with certain entities owned, controlled or under common control with NMC, the “Company”) for the benefit of the employees of the Company. NMC is an indirect, wholly owned subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (“Fresenius Medical Care AG & Co. KGaA”). The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, which is appointed by NMC’s Board of Directors. Delaware Charter Guarantee & Trust Company dba Principal Trust Company and Principal Life Insurance Company are the trustee and recordkeeper, respectively, of the Plan. Each of these companies are wholly owned subsidiaries of Principal Financial Group (“Principal”). Effective January 3, 2023, Fidelity Management Trust Company (“Fidelity”) became the trustee and recordkeeper of the Plan.

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). A summary description of the Plan is available from the Plan administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document. Temporary employees become eligible to make elective contributions beginning the first of the month after completing one year of eligibility service. One year of eligibility of service is earned by completing at least 900 hours of service.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.        DESCRIPTION OF THE PLAN (continued)

Company Match - An employee becomes eligible for company matching contributions the first of the month following ninety days of service.

Participant Accounts - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Additionally, participants have the option to establish a plan level brokerage account which provides the opportunity to invest in a wide array of securities. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain IRS limitations. Participating employees age 50 and above may elect to make “catch-up” pre-tax contributions to the Plan above the Plan maximums. The maximum additional “Catch Up” contribution was $6,500 for 2022. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed ninety days of service. Company matching contributions are funded on an annual basis. Participants who are not employed by the Company at the end of the Plan year (December 31) are not eligible for the matching contribution.

Participants are at all times 100% vested to the extent of their own contributions and related earnings. Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination. Active participants since January 1, 2007 vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.        DESCRIPTION OF THE PLAN (continued)

Company Profit Sharing - The Company may make discretionary profit-sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed ninety days of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the Plan. Any discretionary profit-sharing contributions are immediately 100% vested and are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002, entitled to a higher profit sharing allocation. There was no profit-sharing contribution made to the Plan in 2022.

Forfeitures - At December 31, 2022 and 2021, forfeited account balances totaled $2,757,292 and $2,152,306, respectively. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. In January 2023, the Company used $1,850,000 of the forfeited account balance to reduce Company matching contributions for 2022 that were funded in 2023. In January 2022, the Company used $1,929,178 of forfeited account balances to reduce Company matching contributions for 2021 that were funded in 2022.

Defined Contribution - The Company makes payments to the Plan referred to as a “defined contribution” for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan (“Pension Plan”) on March 9, 2002, and (iii) the employee had completed ten years of benefit service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of benefit service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Eligible participants are immediately 100% vested in such contributions.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.        DESCRIPTION OF THE PLAN (continued)

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant’s length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit-sharing component of this Plan. Certain actuarial assumptions related to annual compensation percentage increases, annual investment returns and anticipated profit-sharing funding levels are made in determining the defined contribution funding amounts.

Distributions - At termination of employment or the date of disability, the participant is entitled to withdraw his or her vested account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to defer receiving distributions from the Plan until age 72. The Plan allows any participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants who suffer hardship may (subject to approval by the Administrative Committee and in compliance with ERISA) request a withdrawal from their account balance. In addition, plan participants are eligible to take in service distributions at age 59 ½. In the event of a participant's death, the participant's vested account balance shall be distributed as soon as practicable thereafter to his or her beneficiary.

Plan Termination - Although the Company expects to continue the Plan as a permanent, tax-deferred savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant subject to ERISA and/or other legal requirements that may exist at that time and in compliance with ERISA. Affected plan participants will become 100% vested upon Plan termination.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments - Investments are reported at fair value (except for fully benefit responsive contracts which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

As required under U.S. GAAP, the Plan’s investment in a stable value separate account with underlying investments in a fully benefit-responsive investment contract is presented in the statements of net assets available for benefits at contract value. The statement of changes in net assets available for benefits with respect to such contract is also presented on a contract value basis. Contract value represents contributions made, plus earnings, less participant withdrawals and is the relative measurement attributable to a fully benefit-responsive investment contract because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account. The originating loan interest rate, determined quarterly, is set at 2% above the prime rate, as defined. Principal and interest are paid ratably through monthly payroll deductions. No allowance for credit losses has been recorded as of December 31, 2022 and December 31, 2021.

Payment of Benefits - Benefits are recorded when paid.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses - Certain administrative costs of the Plan have been absorbed by the Company. In addition, certain investment-related administrative expenses are reflected as a reduction in net depreciation in value of investments and are not readily determinable.

Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.       PARTICIPANT INVESTMENT OPTIONS

The following table presents a description of the investment options and the fair value (or contract value as appropriate) of the investments of each fund option as of December 31:

	2022	2021
BlackRock Large Cap Blend Index Fund Option - This option invests in the Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index.	$637,934,090	$858,260,875

BlackRock Mid Cap Index Fund Option - This option invests in the Mid Capitalization Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 400® Index by investing in stocks that make up the index.	144,447,890	182,325,639

BlackRock Small Cap Index Fund Option - This option invests in the Russell 2000® Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of stocks that make up the index.	130,620,342	180,045,584

BlackRock International Index Fund Option - This option invests in the BlackRock MSCI ACWI EX – U.S. Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI ACWI EX – U.S. Index by investing in stocks that make up the index.	70,457,937	87,936,646

BlackRock U.S. Debt Index Fund Option - This option invests in the U.S. Debt Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.	51,494,562	66,625,805

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.            PARTICIPANT INVESTMENT OPTIONS (continued)

	2022	2021
BlackRock TIPS Index Fund Option - This option invests in the U.S. Treasury Inflation Protected Securities Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital U.S. TIPS Index by investing in some or all of the bonds that make up the index.	18,518,633	23,125,793

BlackRock Emerging Markets Index Fund Option - This fund invests in the Emerging Markets Index Non-Lendable Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI Emerging Markets Index by investing in stocks that make up the index.	22,961,431	29,619,753

MassMutual Stable Value Separate Account Option - This option is designed to provide a stable rate of return, generated from performance of a Core Bond portfolio, that insulates the fund from daily fluctuations in the bond market. The fixed rate of return resets quarterly.	512,383,693	458,048,472

Target Date Retirement Funds Option - These options invest in a mix of the above underlying funds and are designed for Plan participants expecting to retire around the year indicated in the fund name. The asset allocation strategy of these options generally become increasingly conservative as the target retirement date approaches. The target date options are as follows:
Target Retirement Income Fund Option	175,909,312	210,290,602
Target Retirement 2025 Fund Option	253,225,773	290,943,287
Target Retirement 2030 Fund Option	290,440,029	314,612,267
Target Retirement 2035 Fund Option	299,956,497	331,133,970
Target Retirement 2040 Fund Option	228,302,215	251,875,250
Target Retirement 2045 Fund Option	168,606,926	185,543,341
Target Retirement 2050 Fund Option	208,834,687	225,193,971
Target Retirement 2055 Fund Option	11,001,244	5,170,732
Target Retirement 2060 Fund Option	5,523,503	2,074,387
Target Retirement 2065 Fund Option	3,234,996	632,939

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.    PARTICIPANT INVESTMENT OPTIONS (continued)

	2022	2021
Vanguard Long Term Bond Index Fund Option - This option is a publicly traded mutual fund that seeks to match the performance of the Barclays Capital U.S. Long Government/Credit Float Adjusted Bond Index.	34,659,804	50,094,824

Fresenius Company Stock Fund Option - This option invests in Fresenius Medical Care AG & Co. KGaA company stock and cash. This option was frozen as of June 15, 2015.	15,662,909	34,026,346

Brokerage Link - This investment option allows participants to establish a plan level brokerage account with Charles Schwab for the opportunity to invest in common stocks, mutual funds, corporate bonds and other securities.	42,043,361	58,557,980

Interest-Bearing Cash - This option automatically sweeps uninvested cash into a deposit account where it earns interest.	11,615,601	9,269,605
Total	$3,337,835,435	$3,855,408,068

4. STABLE VALUE SEPARATE ACCOUNT

The Plan provides a stable value separate account option to participants, referred to as the “MassMutual Stable Value Separate Account”, consisting of an investment in an underlying guaranteed investment contract. This fund option is designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The crediting interest rates were 3.13% and 2.67% at December 31, 2022 and 2021, respectively. The Plan has entered into a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), whereby deposits made by the Plan to the contract are maintained in an account separate from MassMutual’s general investment account thereby insulating the account from liability arising out of other business activities conducted by MassMutual. The separate account invests in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2022, the contract value of the Plan’s investment in the contract was $999,535,870. At December 31, 2021, the contract value of the Plan’s investment in the contract was $915,326,548.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4. STABLE VALUE SEPARATE ACCOUNT (continued)

The stable value separate account is considered fully benefit-responsive whereby participants are permitted to make withdrawals at contract value for benefit payments, loans or transfers to other investment options.

If one of the following conditions was present it would limit the Plan’s ability to conduct transactions at contract value.

1)	Complete or partial termination of the Plan as notified by the Contractholder/Plan sponsor,
2)	Complete or partial termination of the Separate Account Guaranteed Investment Contract (SAGIC), as notified by the Contractholder/Plan sponsor,
3)	Determination by IRS that the Plan no longer meets Code Section 401(a),
4)	Breach of the SAGIC Contract by the Contractholder with inability to cure within 15 business days of breach.
5)	Market Value Event withdrawals, including but not limited to:

•	Plan’s establishment, activation or material change to a Plan investment fund; change in regulation that will have a material adverse financial effect on MassMutual in the context of the SAGIC Agreement,

•	Removal or transfer of a group of employees from the Plan due to layoff, merger, early retirement package, sale or discontinuance of all or any part of the Plan sponsor’s or Affiliated Employer’s business, etc.

•	Employer directed transfer of assets from the SAGIC to any other fund.

None of the above conditions were present as of the date of these financial statements.

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.            FAIR VALUE MEASUREMENTS

Under U.S. GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy has been established under U.S. GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1	Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management’s assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.           FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value at December 31, 2022 and 2021.

Fresenius Medical Care AG & Co. KGaA shares - The Plan’s investment in shares of Fresenius Medical Care AG & Co. KGaA (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), is valued at the share’s closing price on the last business day of the Plan year.

Mutual Funds - Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of the shares held by the Plan at year end.

Brokerage Link - Included in the brokerage link account are common stocks and corporate bonds. Common stocks are valued at end of year using quoted prices on the market on which the individual securities are traded. Certain corporate bonds are valued at the closing price on the market on which the bonds are traded. Corporate bonds traded in the over-the-counter market are valued at the average of the last reported bid and asked prices.

Interest-bearing Cash – This investment is valued at historical cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.       FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual Funds	$33,958,543	$-	$-	$33,958,543
Fresenius Medical
Care AG & Co KGaA- Shares	15,226,809	-	-	15,226,809
Brokerage Link(a)	41,714,750	328,611	-	42,043,361
Interest – bearing Cash	11,615,601	-	-	11,615,601
Total Investments at Fair value	$102,515,703	$328,611	$-	102,844,314
Total Investments at Net Asset Value*				2,235,455,251
Total Investments				$2,338,299,565

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual Funds	$49,349,821	$-	$-	$49,349,821
Fresenius Medical
Care AG & Co KGaA- Shares	33,236,443	-	-	33,236,443
Brokerage Link(a)	58,349,449	208,531	-	58,557,980
Interest – bearing Cash	9,269,605	-	-	9,269,605
Total Investments at Fair value	$150,205,318	$208,531	$-	150,413,849
Total Investments at Net Asset Value*				2,789,667,671
Total Investments				$2,940,081,520

* In accordance with subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5. FAIR VALUE MEASUREMENTS (continued)

(a) - Investments in brokerage accounts of Plan participants choosing the “Brokerage Link” investment option. Such investments consist of a variety of classes of common stocks, mutual funds, corporate bonds and other investments as directed by Plan participants.

For the year ended December 31, 2022, there were no transfers among Levels 1, 2 or 3.

The following table for December 31, 2022 and 2021 sets forth a summary of the Plan’s investments with a reported NAV.

Investments	Fair Value December 31, 2022*	Fair Value December 31, 2021*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity Index Fund	$1,075,526,980	$1,398,647,161	Daily	None	None

Russell 2000 Index Fund	212,544,200	271,616,804	Daily	None	None

Mid Capitalization Equity Index Fund	262,141,787	324,881,926	Daily	None	None

U.S. Debt Index Fund	235,771,442	300,143,776	Daily	None	None

Blackrock MSCI ACWI EXU.S. Index Fund	323,529,873	347,744,364	Daily	None	None

U.S. Treasury Inflation Protection Securities Fund	34,052,315	35,735,482	Daily	None	None

Emerging Markets IndexNon-Lendable Fund	90,751,293	109,363,252	Daily	None	None

Black Rock Short Term Investment Fund	1,137,361	1,534,906	Daily	None	None

Total	$2,235,455,251	$2,789,667,671

* The fair value of the investments has been estimated using the net asset value of the investment as a practical expedient.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.       NOTES RECEIVABLE FROM PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants’ account balances. The loans bear a reasonable rate of interest ranging from 4.25% to 10.75% per annum as of December 31, 2022 and 4.25% to 7.25% per annum as of December 31, 2021, and generally must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence. In addition, participants borrow from their vested account balance. Plan participants are a party in interest and these transactions are exempt from the prohibited transaction rules.

7.       RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

The Plan invests in collective investment funds offered and managed by BlackRock Institutional Trust Company N.A. (“BlackRock”). Blackrock is a custodian of certain of the Plan’s investments and, therefore, these transactions qualify as party in interest transactions. Blackrock charged the Plan investment management fees of $726,033 in 2022, of which $133,331 and $158,966 was payable as of December 31, 2022 and 2021, respectively, and is included in accrued expenses.

Principal charged the Plan $1,773,143 in 2022 for recordkeeping services. As of December 31, 2022 and 2021, the Plan had amounts payable for these services of $435,530 and $444,888, respectively.

The Plan invests in shares of Fresenius Medical Care AG & Co. KGaA, the parent company of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.       TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated April 30, 2015, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress. In addition, there are no tax related interest or penalties for the periods presented in these financial statements.

9.       RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of collective investment funds, stable value separate account, mutual funds and shares of Fresenius Medical Care AG & Co. KGaA. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account. Such investments are exposed to various risks, such as interest rate, market, and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.       TRANSFERS FROM/TO OTHER PLANS

In July 2022, the assets of the NYDS 401(k) Plan were merged into the Plan. The total amount of $5,049,958 is reflected as transfer in from other plan on the statement of changes in net assets.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring from the date of the financial statements through June 29, 2023, the date that these financial statements were available to be issued.

Other than the aforementioned transfer of the trustee and recordkeeping functions from Principal to Fidelity effective January 3, 2023, there were no subsequent events which require an adjustment to or disclosure in these financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b)	(c)		(d)	(e)

	Identity of Issuer	Description		Cost	Current Value
	Collective Investment Funds -

*	BlackRock Institutional Trust Company N.A.:
	Equity Index Fund F	13,694,567	Units	**	$1,075,526,980
	Russell 2000 Index Fund F	3,722,537	Units	**	212,544,200
	Mid Capitalization Equity Index Fund F	2,138,124	Units	**	262,141,787
	U.S. Debt Index Fund F	7,559,418	Units	**	235,771,442
	BlackRock MSCI ACWI EX - U.S. Index Fund F	11,239,960	Units	**	323,529,873
	U.S. Treasury Inflation Protected Securities Fund F	1,480,272	Units	**	34,052,315
	Emerging Markets Index Non-Lendable Fund F	7,902,480	Units	**	90,751,293
	Short Term Investment Fund	1,137,361	Units	**	1,137,361
					2,235,455,251

*	Fresenius Medical Care AG & Co. KGaA	931,796	Shares (ADRs)	**	15,226,809

	Mutual Funds -
	Vanguard Long Term Bond Index Fund	462,709	Shares	**	33,522,443
	Wells Fargo Money Market Fund	436,100	Shares	**	436,100
					33,958,543

	Interest-Bearing Cash	11,615,601	Units	**	11,615,601

*	MassMutual Stable Value Separate Account	Group annuity contract		**	999,535,870

	Brokerage Link	Brokerage accounts		**	42,043,361

*	Notes Receivable from Participants	Interest range of 4.25%-10.75%		-	121,066,351

	Total				$3,458,901,786

*	-	denotes a party-in-interest as defined by ERISA
**	-	participant directed

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America
401(k) Savings Plan

Date	June 29, 2023	By:	/s/ Mark Fawcett
Mark Fawcett
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.

23.1	Consent of WithumSmith+Brown, PC	25	28